SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. __)*

                      Max Internet Communications, Inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, $.0001 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  928957109
-----------------------------------------------------------------------------
                               (CUSIP Number)


                              January 26, 2000
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 7

                                SCHEDULE 13G

CUSIP No.  928957109                                             Page 2 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Boxer Partners LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           -0-

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,860,662 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,860,662 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,860,662 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
                                SCHEDULE 13G

CUSIP No.  928957109                                             Page 3 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     WEC Asset Management LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           -0-

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,860,662 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,860,662 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,860,662 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:
               Max Internet Communications, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:
               8115 Preston Road, Eighth Floor East, Dallas, TX 75225.

Item 2(a).     Name of Persons Filing:
               Boxer Partners LLC ("Boxer")
               WEC Asset Management LLC ("WEC")

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               110 Colabaugh Pond Road
               Croton-on-Hudson, NY 10520

Item 2(c).     Citizenship:
               Boxer and WEC are Delaware limited liability companies.

Item 2(d).     Title of Class of Securities:
               Common Stock, par value $.0001 per share, of the Company ("Common Stock").

Item 2(e).     CUSIP Number:
               928957109

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

               (a)  [ ]  Broker or dealer registered under Section 15 of the
                         Exchange Act;
               (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                         Act;
               (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;
               (d)  [ ]  Investment company registered under Section 8 of the
                         Investment Company Act;
               (e)  [ ]  An investment advisor in accordance with Rule 13-
                         d(b)(1)(ii)(E);
               (f)  [ ]  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
               (g)  [ ]  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
               (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
               (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
               (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.
               Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

               (a)  Amount beneficially owned:

                    1,860,662 shares of Common Stock*

               (b)  Percent of class:
                    9.999% (based on 17,678,242 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10QSB for the quarter ended March 30, 2000).

               (c)  Number of shares to which Boxer has:

                    (i)    Sole power to vote or direct the vote:
                           -0-

                    (ii)   Shared power to vote or direct the vote:
                           1,860,662 shares of Common Stock*

                    (iii) Sole power to dispose or to direct the disposition of:
                           -0-

                    (iv) Shared power to dispose of or direct the disposition of:
                           1,860,662 shares of Common Stock*

Item 5.   Ownership of Five Percent or Less of a Class:
               Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
               Not applicable.

Item 8.   Identification and Classification of Members of the Group.
               Not applicable.

Item 9.   Notice of Dissolution of a Group.
               Not applicable.
_____________________________

* Includes a portion of: (i) 301,468 shares of Common Stock currently issuable to Boxer upon conversion of 7,500 shares of the Company's Series C Convertible Preferred Stock owned by Boxer and (ii) 1,262,363 shares of Common Stock currently issuable to Boxer upon the exercise of certain warrants issued to it by the Company. The holder of such securities is prohibited from using them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of Common Stock following such acquisition. This restriction may be waived by the holder of such securities on not less than 61 days' notice to the Company. WEC, as the manager of Boxer, has shared voting and dispositive power over the shares of Common Stock to which this report relates and may be deemed to be the beneficial owner of the shares of Common Stock to which this report relates.

Item 10.  Certification.
               By signing below, the each of undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 22, 2000


          Boxer Partners LLC


          By:  WEC Asset Management LLC


          By:  /s/ Ethan Benovitz
             ----------------------------
                Ethan Benovitz, Managing Director


          WEC Asset Management LLC


          By:  /s/ Ethan Benovitz
             ----------------------------
                Ethan Benovitz, Managing Director